Mail Stop 3561

                                                             September 5, 2018

John Lee
Interim Chief Executive Officer
Prophecy Development Corp.
Suite 1610 - 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2

       Re:      Prophecy Development Corp.
                Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted August 27, 2018
                Responses dated August 24 and August 29, 2018
                CIK No. 0001545224

Dear Mr. Lee:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 6

History and Development of the Company, page 18

   1. We note your describe your company as either an exploration and development stage or a development stage company in these locations and elsewhere in your filing. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state/stage activities until your company has reserves as defined in the Industry Guide 7.
 John Lee
Prophecy Development Corp.
September 5, 2018
Page 2

Results from 2018 Preliminary Economic Assessment, page 29

    2. We note you disclose the results of your Preliminary Economic Analysis
(PEA) in your
       filing. Form 20-F Instruction 1(b)(ii) to Item 4.D states that reserves other than proven or probable reserves and estimated values of such reserves should not be disclosed, unless required by foreign law. Please explain the basis for including the PEA results or remove that information from the filing.

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Ronald (Ron) E. Alper at (202) 551-3329 or Pam Howell at (202) 551-
3357 with any other questions.

                                                             Sincerely,

                                                             /s/ Pamela Howell
                                                             for

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of
Beverages, Apparel and
                                                             Mining


cc: James B. Guttman, Esq.
    Dorsey & Whitney LLP